UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ligand Pharmaceuticals Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53220K207

(CUSIP Number)

David M. Knott
485 Underhill Boulevard, Suite 205
Syosset, New York 11791

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53220K207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,273,956

	8.	Shared Voting Power 882,074

	9.	Sole Dispositive Power 6,780,077

	10.	Shared Dispositive Power 481,585

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,261,662

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation IRS # 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,273,956

	8.	Shared Voting Power 882,074

	9.	Sole Dispositive Power 6,780,077

	10.	Shared Dispositive Power 481,585

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,261,662

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 10275 Science Center Drive, San Diego, CA 92121.

Item 2.	Identity and Background
This statement is being filed by David M. Knott, an individual whose business address is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791.

Mr. Knott is the managing member of Knott Partners Management, LLC, a New York limited liability company (“Knott Management”), that is the sole General Partner of Shoshone Partners, L.P., a Delaware limited partnership (“Shoshone”) and managing general partner of Knott Partners, L.P., a New Jersey limited partnership (“Knott Partners” and together with Shoshone, the “Partnerships”).  The Partnerships invest in securities that are sold in public markets.  The principal activity of each Partnership is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities.  Each Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith.

Mr. Knott is also the sole shareholder, Director and President of Dorset Management Corporation, a New York corporation (“Dorset”) which provides investment management services to a limited number of foreign and domestic individuals and entities (the “Managed Accounts”).  The business address of Dorset is 485 Underhill Boulevard, Syosset, New York 11791. Collectively, Dorset and Mr. Knott are referred to as the Reporting Parties.

During the last five years, Mr. Knott has not been convicted in any criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used in making each of the purchases of the Common Stock purchased indirectly by Mr. Knott through the Partnerships and the Managed Accounts was the portfolio assets of the Partnerships and each of the Managed Accounts on whose behalf Mr. Knott has purchased the Common Stock.  Neither of the Partnerships nor any of the Managed Accounts own more than five percent of the Common Stock individually.  The aggregate amount of consideration used by the Reporting Parties in making such purchases was $47,463,703.

Mr. Knott effects purchases of securities primarily through margin accounts maintained by Goldman, Sachs & Co., which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction

The acquisition of the Common Stock by Mr. Knott was originally made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company’s board of directors or management, or any other change in the Company’s business, corporate structure or capitalization.

The Reporting Parties have spoken to the Company’s management about general corporate matters while the Reporting Parties have held the Company’s securities.  This filing is being made because at the most recent meeting on November 22, 2005, three members of Knott Management met with Mr. David E. Robinson, the Company’s Chief Executive Officer, Mr. Paul Maier, Senior Vice President and Chief Financial Officer of the Company, and Mr. Abe Wishchnia, the Company’s Director of Investor Relations.

During the meeting, Knott Management was updated on the situation at the Company and discussed the Company’s strategic direction. The following points were discussed at the meeting:

(a)           Knott Management informed the Company’s management that they had reviewed the public filings of Third Point LLC (“Third Point”) that related to Third Point’s proposals relating to the Company, including the prospect of a proxy contest for control of the board of directors.  Knott Management informed the Company’s management that if forced to choose on the day of the meeting (November 22, 2005) between the existing board of directors and a dissident slate from Third Point, Knott Management would back the Third Point group.

(b) Knott Management informed the Company that the Reporting Parties have not committed to any course of action and would maintain an open mind as events unfold in the future.

(c)           Knott Management also expressed most emphatically its firm belief that, for a number of reasons, avoiding a proxy fight and coming to an amicable agreement with Third Point would best serve the interests of the Company and allow it to proceed, as effectively as possible, with its efforts to enhance value for all of the Company’s shareholders.

Except as set forth above, the Reporting Parties do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Parties may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer
(a) Pursuant to Rule 13d-3, Mr. Knott may be deemed to own beneficially 7,261,662 shares of Common Stock, which represents 9.7% of all outstanding shares of Common Stock.

Of the aggregate number of shares of Common Stock reported by the Reporting Parties in this Schedule 13D, 481,585 shares (the “Ostra Shares”) of each such number of shares are owned by Ostra Capital Partners, L.P. (“Ostra”), an account managed by Dorset subject to direction from Ostra’s general partner.  Richard Murawcyzk, a Dorset employee, serves as the manager of Ostra’s general partner.

(b)           Mr. Knott individually has the sole power to vote 6,273,956 shares of Common Stock and dispose of 6,780,077 shares of Common Stock held in the Partnerships’ accounts.  As President of Dorset, Mr. Knott shares with certain of Dorset’s clients (i) the power to vote that portion of 882,074 shares of Common Stock held in their respective accounts and (ii) the power to dispose of that part of the 481,585 shares of Common Stock held in such clients’ respective accounts.

None of the Partnerships or Managed Accounts (except through Mr. Knott) either holds or shares with any person the power to vote or to dispose of the Company’s Common Stock.
(c) The Reporting Parties have not acquired or disposed of any shares the Company’s Common Stock during the past 60 days.

(d)           The Partnerships and Managed Accounts have the right to receive dividends and proceeds from the sale of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Parties. No individual person or entity has such right with regard to greater than five percent of the Common Stock.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Parties have entered into agreements with the Partnerships and Managed Accounts pursuant to which the Reporting Parties have discretion over the disposition and/or the voting of the shares of Common Stock..

Item 7.	Material to Be Filed as Exhibits
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 1, 2005

/s/ David M. Knott
David M. Knott

Dated: December 1, 2005	Dorset Management Corporation

	By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	President